23002799

Washington, D.C.

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SEC FILE NUMBER
8-14161

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The O.N. Equity Sales Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Way
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Cooper	(513) 794-6162	Teresa_Cooper@constellationinsurance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jeffery A. Bley Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The O.N. Equity Sales Company, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA R COOPER
Notary Public
State of Ohio
My Comm. Expires
November 21, 2027

Signature: [signature]

Title: President & Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
The O.N. Equity Sales Company and Subsidiaries
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company and Subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

Schedule 1 Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule 2 Computation for the Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934, Schedule 3 Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of The O.N. Equity Sales Company and Subsidiaries consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
February 28, 2023

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

As of December 31, 2022

Assets		
Cash	$	11,026,983
Accounts receivable from affiliates (note 3)		15,972
Accounts receivable, net (note 1)		1,575,257
Commission receivable (note 1)		3,667,102
Deferred tax asset (note 2)		24,584
Software, net of amortization of $2,289,135		775
Investment securities - trading, at fair value (note 6)		67,632
Federal and state income tax receivable		249,460
Other assets		334,343
Total assets	$	16,962,108
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense	$	3,061,274
Payable to affiliates (note 3)		8,755
Accounts payable and accrued expenses		1,835,650
Total liabilities		4,905,679
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		10,666,429
Total stockholder's equity		12,056,429
Total liabilities and stockholder's equity	$	16,962,108

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

For the Year Ended December 31, 2022

Revenues:		
Sale of registered investment products/variable contracts	$	48,030,896
Sale of general securities		2,195,639
Fee-based products		20,368,747
Investment loss		(10,891)
Other income		6,819
Total revenues		70,591,210
Expenses:		
Commissions		61,106,349
Clearing fees		386,636
Service contract (note 3)		1,682,394
Salary expense		4,680,503
General expenses		699,813
Total expenses		68,555,695
Income before income taxes		2,035,515
Income taxes (note 2):		
Current expense		55,806
Deferred expense		365,638
		421,444
Net income	$	1,614,071

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

As of December 31, 2022

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2022	$	336,000	1,054,000	9,052,358	10,442,358
Net income		—	—	1,614,071	1,614,071
Balance at December 31, 2022	$	336,000	1,054,000	10,666,429	12,056,429

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,614,071
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		12,414
Trading losses on investments		12,731
Changes in assets and liabilities:		
Decrease in commission receivable		2,214,292
Decrease in deferred tax asset (non cash)		365,637
Increase in accounts receivable		(892,014)
Increase in income taxes receivable		(636,404)
Increase in other assets		(31,614)
Decrease in accounts payable and accrued commissions expense		(2,237,848)
Decrease in investment securities		(10,891)
Net cash provided by operating activities		410,374
Increase in cash		410,374
Cash at beginning of year		10,616,609
Cash at end of year	$	11,026,983
Federal income tax paid to The Ohio National Life Insurance Company	$	479,675

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

Basis of Presentation and Nature of Business

The consolidated financial statements include the accounts of The O.N. Equity Sales Company ("ONESCO" or the "Company") and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the "Companies"). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the "parent company" or "ONLIC"), is registered as an introducing broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

ONLIC is a life insurance subsidiary of Constellation Insurance, Inc. ("CNII"), formerly Ohio National Financial Services, Inc. ("ONFS"), a stock holding company. CNII is 100% owned by Constellation Insurance Holdings, Inc. ("CIHI"), formerly Ohio National Holdings, Inc. ("ONHI") and Ohio National Mutual Holdings, Inc. ("ONMH"), a stock holding company organized under Ohio insurance laws.

On March 22, 2021, the Board of Directors of ONMH unanimously approved an agreement to enter into a strategic transaction ("Transaction") with Constellation Insurance, LP ("Constellation") whereby Constellation would acquire ONMH. The agreement was signed on March 22, 2021. Constellation is backed by Caisse de dépôt et placement du Québec ("CDPQ") and Ontario Teachers' Pension Plan Board ("Ontario Teachers").

On March 11, 2022, the Members of ONMH voted to approve the Transaction. The Ohio Department of Insurance ("Department") conducted a public hearing on March 18, 2022. ONMH received an order approving the Transaction and closed the Transaction on March 31, 2022.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP"). Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is carried at cost which approximates fair value. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Concentrations of Credit Risk in Financial Instruments

The clearing and depository operations for the Company's securities transactions are performed by Pershing, LLC ("Clearing Firm") pursuant to a clearance agreement. Securities transactions are settled daily by the Clearing Firm. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for very short periods of time. At December 31, 2022, the accrued commission receivable of $3,667,102 reflected on the consolidated statement of financial condition includes $216,809 due from the Clearing Firm, whom is a member of a nationally recognized exchange. The remaining $3,450,293 consists of commissions and fees receivable from other third parties. The Company monitors the credit worthiness of the Clearing Firm to attempt to mitigate its exposure to credit risk.

Revenue From Contracts with Customers

Revenue from contracts with customers is recognized when promised goods or services are delivered to the customers in an amount that reflects consideration the Companies expect to receive in exchange for that service (transaction price). Contracts with customers may include multiple services, which are accounted for as separate performance obligations if determined to be distinct. The Company's performance obligations are generally satisfied when the Companies transfer the promised good or service to the customer, either at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts performance transferring control of the good or service. In determining the transaction price, the Companies consider multiple factors, including the effects of variable consideration. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is usually when uncertainty around the amount of revenue to be received is resolved.

The following describes the nature and timing of revenue and cash flows arising from the Company's contracts with customers.

Sale of registered investment products and variable contracts

The Company earns commissions, distribution income and service fee income selling variable life contracts with Ohio National Life Assurance Corporation ("ONLAC"), an affiliate, and annuity contracts with ONLIC. The Company also earns commissions, distribution income and service fee revenue for selling unaffiliated variable life, fixed and variable annuity products, mutual funds and certain other products. There are multiple performance obligations related to these contracts. The initial performance obligation is satisfied at the time of each individual sale. The portion of the revenue recognized at time of sale (commission revenue) is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. These revenues are accrued daily and received weekly, monthly, or quarterly. The second portion of revenue, trailing distribution income, is recognized over the time the client owns the investment or holds the contract and is generally earned

based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing distribution income is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly. Revenue from these products is reported in sale of registered investment products and variable contracts on the consolidated statement of income.

The Company receives variable considerations in the form of 12b-1 fees for providing certain services to customers including, but not limited to, responding to phone inquiries, providing information to distributors and shareholders regarding fund performance and training advisors. These services to customers represent the performance obligation and are considered a series of distinct services that are substantially the same. The revenue is recognized over the time the Company's client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The passage of time reflects the satisfaction of the Company's performance obligation. These fees are considered constrained as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence and are only included in the Company's financial statements to the extent that it is probable and that a significant reversal in the amount of cumulative revenue recognized will not occur when uncertainties such as market volatility, asset movement and investor behavior associated with the variable consideration is subsequently received. Revenue from 12b-1 fees is reported in sale of registered investment products and variable contracts on the consolidated statement of income.

Sale of general securities

The Company is an introducing broker dealer and has entered into a fully disclosed clearing agreement with the Clearing Firm. The Clearing Firm is responsible for clearance, custody, trade confirmations and providing monthly account statements while the Company's performance obligation is to provide the Clearing Firm with an investor in order to execute and complete a sale. The Clearing Firm compensates the Company by paying a commission upon submission of purchases and sales. The Company offers exchange traded funds, over the counter trades, options, REIT's, certificate of deposits, stocks and bonds for purchase through the Clearing Firm. The Company also earns commission revenue from the sale of shares in a direct participation program paid directly by the shareholder to the third party. Commission revenues are recognized at a point in time on trade-date because that is when the financial instrument and counterparty is identified, the price is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer. Trailing distribution income for direct participation products, is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. Trailing distribution income is not recognized at the time of sale because it is variably constrained due to factors outside the

Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly. Revenue is included in the sale of general securities on the consolidated statement of income.

Fee-based products

The Companies also earn revenue for performing registered investment advisory services for certain brokerage customer accounts. The revenue is earned based on a contractual fixed rate applied as a percentage to the market value of the account either in arrears or in advance, based on the contract. The investment advisory performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Revenue from fees paid in advance are recognized over time. Revenue from fees paid in arrears are generally considered to be variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probably that a significant reversal will not occur and are accrued daily and invoiced or charged on a monthly or quarterly basis. Revenue from advisory fees is reported in fee-based products on the consolidated statement of income.

The following table presents our total revenue disaggregated by category for the year ending December 31, 2022:

Sale of registered investment products/variable annuities		
Sale of life and annuity commissions	$	18,334,137
Sale of mutual funds		4,580,416
Trailing distribution income		13,870,964
12b-1 fees		11,245,379
Sale of general securities		2,195,639
Fee-based products:		
RIA advisory fees		20,368,747
Total revenue from contracts with customers	$	70,595,282
Revenue unrelated to contracts with customers		(4,072)
Total revenue	$	70,591,210

(Continued)

Commissions Receivable

As of December 31, 2022, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the consolidated statement of financial condition. At December 31, 2022, the Company had no allowance for credit losses.

Commissions Payable

Accrued commission expenses are recognized on a trade date basis and are paid weekly. Unpaid commissions are included in commissions payable on the consolidated statement of financial condition.

Financial Instruments

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one-month period. Investment securities are classified as trading securities and are stated at estimated fair value, with realized and unrealized trading gains and losses reported as investment income when earned. The estimated fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out basis when calculating realized gains and losses, which are recorded on the trade date.

Software Capitalization

Software is carried at cost, net of amortization of $2,289,135. Amortization is computed principally using the straight-line method over the estimated useful life of the asset. The Caesar software life is 10 years and is fully amortized. The Connect software life is 5 years and still being amortized with the unamortized portion of $775 remaining. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

(2) Income Taxes

The Companies file a consolidated federal income tax return with the parent company. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined

(Continued)

that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2022, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition.* This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2022, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2022, differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

		Amount	Percentage	
Computed (expected) tax expense	$	427,458	21.00	%
Transfer pricing		(29,502)	(1.45)	
State tax and interest expense, net of FIT expense		21,941	1.08	
Other		1,547	0.07	
Total expense and effective rate	$	421,444	20.70	%

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax asset relate to the following as of December 31:

		2022
Deferred tax asset:		
ONESCO institute	$	24,771
Total gross deferred tax asset		24,771
Deferred tax liabilities:		
Software amortization		(187)
Total gross deferred tax liabilities		(187)
Net deferred tax asset	$	24,584

(3) Related-Party Transactions

ONESCO has an underwriting agreement with Ohio National Equities, Inc. ("ONEQ"), an affiliate, which in turn contracts with agents of ONLIC to sell and distribute annuity contracts as well as contracts with agents of ONLAC to sell and distribute variable universal life contracts of the parent. In connection with the sale of these contracts, ONESCO records gross dealer concession, sales loads and related commission expenses, and other allowances and expenses incurred with the distribution of the contracts. The total affiliated revenue related to the contract was $6,312,533 and affiliated commission expense was $5,175,263 at December 31, 2022, included in sale of registered investment products/variable annuities and commissions, respectively, on the consolidated statement of income.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed. The Companies have service contract agreements with ONLIC, ONEQ and CNII. The Companies are billed pursuant to a services agreement from ONLIC for legal and professional services, data processing services, and other administrative services. The Companies in return bill ONLIC for marketing, educational training, and other administrative services. The service contract expenses for the year ended December 31, 2022, of $1,682,394, net, comprised service expenses with ONLIC. ONESCO bills ONEQ for services and support, related to the contracting and licensing, marketing support services, compliance, and training support services. The total revenue received from ONEQ for marketing support services as of December 31, 2022, was $277,535. The Companies are billed from CNII for services, equipment, and materials necessary to the operation of the Company's business. The amount expensed for health and retirement benefits from CNII as of December 31, 2022, was $760,096. The expenses related to the service contract agreements are reviewed quarterly with appropriate Management for reasonableness and approval.

The affiliated amounts owed to the Company as of December 31 were as follows, which are shown on the face of the consolidated statement of financial condition:

		2022
CNII services and support	$	15,972
Total accounts receivable from affiliates	$	15,972

The affiliated amounts owed by the Company as of December 31 were as follows, which are shown on the face of the consolidated statement of financial condition:

		2022		
ONLIC sales load, net of commissions	$	(47,555)		
ONLIC services and support		52,087		
Other expenses due to ONLIC		128		
Net due to ONLIC				4,660
ONEQ marketing support services				4,095
Total accounts payable to affiliates, net			$	8,755

The Companies file a consolidated federal income tax return with ONLIC. Tax payments for 2022 were $479,675.

(4) Regulatory Requirements

The Company is exempt from the provisions of the Customer Protection Rule, SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section k(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers, and Section k(2)(ii), which requires customer transactions to clear through another broker-dealer (clearing broker-dealer) on a fully disclosed basis and promptly transmits all customer funds and securities to such clearing broker-dealer which carries the accounts of such customers. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to *17 C.F. R. §240.17a-5* are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold or otherwise own funds or securities to customers.

As a registered broker and dealer in securities, ONESCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2022, ONESCO had a minimum capital requirement of $327,045, "aggregate indebtedness" and "net capital" of $4,905,679 and $8,177,698, respectively, and ratio of aggregate indebtedness to net capital of 0.60 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Companies establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Companies as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Companies review relevant information with respect to the liabilities for litigation, regulatory investigations, and litigation-related contingencies to be reflected in accounts payable and accrued expenses in the Company's consolidated statement of financial condition. In addition, the Companies also review for any loss recoveries which are reflected in accounts receivable in the consolidated statement of financial condition.

(6) Investments

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Companies are required to categorize their assets and liabilities that are carried at estimated fair value on the consolidated statement of financial condition into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, unit investment trusts, cash and cash equivalents, and exchange traded derivatives.
- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2022, the Companies had no assets measured in Level 2 of the hierarchy.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2022, the Companies had no assets measured in Level 3 of the hierarchy.

Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table for such investments are intended to permit recognition of the fair value hierarchy to the investment at fair value line item presented in the statement of net assets available for benefits as of December 31, 2022.

The following table presents the Companies' hierarchy for its assets measured at net asset value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Investment securities:				
Money market	992	—	—	992
Mutual funds	66,640	—	—	66,640
Total financial assets	$ 67,632	—	—	67,632

The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Money Market – Money market investments are Level 1 as the Companies hold investments in money markets that have stable net asset value of 1.00.

Mutual Funds at Net Asset Value – The fair values of the investment securities include mutual fund investments that are based on net asset values reported by the final managers as of financial statement dates and recent transaction prices. Each mutual fund provides for daily redemption of the fund with no advance notice requirement and has redemption prices that are determined by accounts net asset values per unit. The investments in mutual funds are generally invested in securities implied by the name of the mutual fund. Generally, mutual funds have individual prospectuses, which describe the underlying investment and investment objective of the funds.

The Company did not have any financial liabilities reported at fair value on a recurring basis and did not have any assets and liabilities reported at fair value on a nonrecurring basis as of December 31, 2022.

There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy during the year ended December 31, 2022.

Investments in mutual funds are stated at the last reported net asset value. Analyses of net investment loss follows for the year ended December 31:

		2022
Investment income	$	1,840
Realized gains		-
Unrealized losses		(12,731)
Investment loss		(10,891)
Investment expenses		(477)
Net investment loss	$	(11,368)

(7) Subsequent Events

The Companies have evaluated events occurring after December 31, 2022 and have concluded that there are no events that require recognition or disclosure in the financial statements.

Schedule 1

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

As of December 31, 2022

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	4,905,679
Net capital		8,177,698
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $4,905,679)		327,045
Net capital in excess of requirements	$	7,850,653
Percentage of aggregate indebtedness to net capital		59.99
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		10,666,429
Total net worth		12,056,429
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		1,663,557
Receivables from brokers or dealers		122,819
Other assets		2,082,339
		3,868,715
Net capital before haircuts on securities positions		8,187,714
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		10,016
Net capital	$	8,177,698

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2022 amended unaudited Form X-17A-5, Part IIA on February 21, 2023.

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2022

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2022

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The O.N. Equity Sales Company and Subsidiaries
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying The O.N. Equity Sales Company Exemption Report, in which (1) The O.N. Equity Sales Company ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which O.N. Equity Sales Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and The O.N. Equity Sales Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2022 except as described in its exemption report; and

(2) The Company identified the following identified conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report because: (i) the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) except as described in its exemption report.

The O.N. Equity Sales Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The O.N. Equity Sales Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
February 28, 2023

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

Exemption Report

The O.N. Equity Sales Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii).

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions by way of subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company did not directly or indirectly receive, hold or otherwise own funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company has met the identified exemption provisions throughout the fiscal year ended December 31, 2022 except as described below:

Customer checks may be received by agents registered with the Company. The Company's policy is for agents to route checks to home office within 24 hours of receipt. Then, checks for existing accounts not requiring suitability review that are delivered after 12:00pm to the Company's home office are deposited to the clearing firm within 24 hours after receipt at the home office. There were 4,434 such checks.

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

The O.N. Equity Sales Company

I, Jeffery A. Bley, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chairman of the Board, President & CEO
Date: February 28, 2023

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of The O.N. Equity Sales Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of The O.N. Equity Sales Company (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differeneces;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;
3. Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

(Continued)

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 28, 2023